Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Fixed charges:
Interest expense, including floor plan interest (1)	$78,694	$73,539	$73,805	$79,842	$83,626
Capitalized interest	2,750	1,912	1,921	2,484	1,198
Rent expense (interest factor)	24,634	24,514	24,569	24,659	25,495
Total fixed charges	106,078	99,965	100,295	106,985	110,319

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	155,212	145,156	161,727	129,021	141,233
Add: Fixed charges	106,078	99,965	100,295	106,985	110,319
Less: Capitalized interest	(2,750)	(1,912)	(1,921)	(2,484)	(1,198)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$258,540	$243,209	$260,101	$233,522	$250,354
Ratio of earnings to fixed charges	2.4 x	2.4 x	2.6 x	2.2 x	2.3 x

(1) Includes interest expense associated with discontinued operations.